 Exhibit 12.3

SINO BIOENERGY CORP.

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

TOGETHER WITH

INDEPENDENT ACCOUNTANT AUDIT REPORT

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Board of SINO BIOENERGY CORP.:

Opinion

We have audited the financial statements of SINO BIOENERGY CORP., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the twelve months ended December 31, 2022 and December 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SINO BIOENERGY CORP. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the twelve months ended December 31, 2022 and December 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America

(GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the

Audit of the Financial Statements section of our report. We are required to be independent of SINO BIOENERGY CORP. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SINO BIOENERGY CORP.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SINO BIOENERGY CORP.'s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SINO BIOENERGY CORP.'s ability to continue as a going concern for a reasonable period of time.

Exhibit 12.3

SINO BIOENERGY CORP.

Statement of Assets and Liabilities

As of December 31, 2022 and 2021

	Dec. 31, 2022	Dec. 31, 2021

ASSETS:
Current Assets
Cash and Cash Equivalents	$1,837	—
Total Current Assets	1837	—

Fixed Assets, net	—	—
Other Asset	1837	—
Total Assets	1837	—

LIABILITIES AND SHARE HOLDERS EQUITY
Current Liabilities	—	—
Accounts Payable	—	—
Total Current Assets

Long Term Liabilities
Long term Liabilities	26,000	—
Total Long Term Liabilities	26,000	—

Total Liabilities	26,000	—
Share Holders Equity
Common Stock, $0.0001 par value, 990,000,000 shares authorized, 51,251,321 and 711,915,750 issued and outstanding as at December 31, 2022 and 2021, respectively.	5,125	71,192
Additional Paid-in Capital	8,168,446	8,102,379
Retained Earnings (Loss)	(8,197,734)	(8,173,571)
Share Holders Equity	(24,163)	—

TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	$202,559	$273,846

See accompanying notes and independent accountants' Audit report.

SINO BIOENERGY CORP.

Statement of Operations

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

	For Twelve Months Ended December 31, 2022	For Twelve Months Ended December 31, 2021
REVENUE, Net	$—	$—

OPERATING EXPENSES:
Automobile & Travel Expenses	450	—
Business Licenses and Permits: NV SoS	4,775	—
Community Outreach	185	—
Computer and Internet Expenses	383	—
Insurance Expense	285	—
Office Supplies	825	—
Legal	7,500	—
Stock Transfer Agents	7,500	—
Rent & Lease Expense	1,250	—
Telephone Expense	385	—
Training and Staff Development	625	—
TOTAL OPERATING EXPENSES:	(24,163)	—

OPERATING INCOME (LOSS)	(24,163)	—

Non-operative gain and losses
Other Income	—	—

Net Income (Loss) before Taxes	(24,163)	—

Basic and Diluted Loss Per Share	($0.00047)	0.0000

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	51,251,321	711,915,750

See accompanying notes and independent accountants' Audit report.

SINO BIOENERGY CORP.

Statement of Changes in Partners' Capital

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

	Common Stock		Additional Paid-in Capital	Retained Earning (Loss)
	# of shares	Amount			Total

December 31, 2020	711,915,750	71,192	8,102,379	(8,173,571)	-

Net Income (Loss)	-	-	-	-	-

December 31, 2021	711,915,750	71,192	8,102,379	(8,173,571)	-

Share cancellation and Issuance	(660,664,429)	(66,067)	66,067	-	-

Net Income (Loss)	-	-	-	(24,163)	-

December 31, 2022	51,251,321	5,125	8,168,446	(8,197,734)	(24,163)

See accompanying notes and independent accountants' Audit report.

SINO BIOENERGY CORP.

Statements of Cash Flows

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

	Dec. 31, 2022	Dec. 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$(24,163)	—
Adjustments to reconcile Change in Net Assets to Net cash
Provided By (Used For) operating activities:
Total adjustments	—	—
Net cash provided (used) by operating activities	(24,163)	—

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided (used) by financing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Long term Loans	26,000	—
Net Contribution / (Distribution)	—	—
Net cash provided (used) by financing activities	26,000	—

Net increase (decrease) in cash and equivalent	1,837	—

CASH AND CASH EQUIVALENTS: Beginning of Period	—	—

CASH AND CASH EQUIVALENTS: End of Period	$1,837	—

SINO BIOENERGY CORP.

Notes to Financial Statements

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

NOTE 1. GENERAL

Sino Bioenergy Corp. (the “Company”, “we”, “us” or “our”), a Nevada corporation, is listed on the OTC Pink Markets under the trading symbol SFBE, was incorporated on August 19, 1999. The Company was originally incorporated as Pacific Rim Solutions Inc. to market and distribute an oxygen enriched water product called biocatalyst in the province of British Columbia. That business purpose collapsed because of a dispute with the original license holder, which led to the discontinuance of all operations relating to biocatalyst.

On January 30, 2006, the Company changed it name to Sino Fibre Communication, Inc. and later on January 3, 2011, the Company again changed it name to its current name, Sino Bioenergy Corp. The Company had acquired the rights to several domain names, all related to the supplements industry including: VitaminSales.us VitaminsPrime.com, VitaminChoices.com, HerbsPrime.com, SupplementsPrime.com and NewHealthReview.com, which would be the corporate online newsletter. Initially the Company worked as an online affiliated distributor of existing Internet-based vitamin and other supplement sales companies. Management was not able to sustain this business and discontinued operations in December 2005.

On January 5, 2006, the two largest stockholders of the Company transferred their shares of the Company (approximately 93% of the then total outstanding shares of Pacific Rim Solutions, Inc.) to a new stockholder group. Subsequent to the closing of this share transaction, the new shareholder group appointed a new Board of Directors and changed the company's operating business and name. The new business operated under the name of Sino Fibre Communications Inc., effective January 30, 2006. The Company planned to operate an optical fiber network in China that would provide domestic and international backbone transmission and data network services such as synchronous digital hierarchy, internet protocol wholesale, managed bandwidth and leased lines to other network operators, wholesale carriers and web-centric service providers.

Sometime after September 30, 2018, the Company abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2018 to 2022 which resulted in its Nevada charter being permanently revoked.

The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

The company incurred operating losses in from inception through 2018 resulting in accumulated deficit of $8,173,571 as at September 30, 2018. After their September 30, 2018 reports filed November 14, 2010, the Company stopped all forms of making public report of its operation and financial results.

On April 5, 2022, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On May 13, 2022, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled “In the Matter of SINO BIOENERGY CORP., a Nevada corporation” under case number

SINO BIOENERGY CORP.

Notes to Financial Statements

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

NOTE 1. GENERAL (Continued)

A-22-852552-P by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company’s Nevada charter, which had been dissolved.

On June 10, 2022, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the “Order”), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the “Custodian”) has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 10, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Alpharidge LLC. (Alpharidge), 5 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $7,500 which the Company used to fund the settlement of the Stock Transfer Agent’s balance. Alpharidge also undertook to reinstate the Company’s Charter with the State of Nevada, and make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On June 10, 2022, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company’s sole officer, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company’s common stock.

However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 24, 2022, the Company filed a Certificate of Reinstatement with the Secretary State of the State of Nevada, which reinstated the Company’s charter and appointed a new Resident Agent in Nevada.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again.

The Company intends to go after the Toxic lenders and predatory lenders that have been milking the corporation and depriving the shareholders of stability because of the nonstop dilutions they had subjected the company to these past years.

The Company recently wrote down all of its assets to zero following a change of management because

SINO BIOENERGY CORP.

Notes to Financial Statements

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

NOTE 1. GENERAL (Continued)

new management had doubts about the value of each assets and their availability for the Company’s utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

On April 1, 2023, the Company completed its new business plan and started implementation. On April 1, 2023, the Company restarted its business as an online affiliated distributor of existing Internet-based vitamin and other supplement sales companies. Since April 1, 2023, in accordance with its business plan, the Company has devoted substantial energy, time and resources reviewing and rewriting agreements with partners, customers, vendors, and manufacturers, reviewing licenses and sublicense agreements with potential licensors, interviewing and hiring employees, and conducting research and due diligence on potential partners, Joint-ventures, and acquisitions in the target industry. We is also actively seeking additional acquisitions Internet-based vitamin and other supplement, food/nutrition/farm and food technology operations as time and resources permits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

SINO BIOENERGY CORP.

Notes to Financial Statements

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Liabilities

SINO BIOENERGY CORP.. maintains current liabilities with accounts payable carrying month to month. Further, SINO BIOENERGY CORP.. as of 31 Dec. 2022 maintains no Long term liabilities on its assets.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

Investments

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

Income Taxes

No Provision for Federal and State income tax has been calculated. The Company is structured as a corporation. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by accounting standards to allow recognition of such an asset.

As of December 31, 2022, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%. The Company experienced a change in control during the year, and therefore no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

SINO BIOENERGY CORP.

Notes to Financial Statements

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

Years
Buildings	25-50
Buildings Improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Unpaid Orders

Cash deposits received from customers are designated restricted until payment is subsequently made to beneficiaries. The Company is required by various state departments of financial regulators to maintain these balances in designated bank accounts. As of December, 31, 2022, the Unpaid Orders were $0.

NOTE 3. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the SINO BIOENERGY CORP. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the SINO BIOENERGY CORP.'s financial position.

SINO BIOENERGY CORP.

Notes to Financial Statements

Note 4. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB’s official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date. Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at December 31, 2022 are as follows:

			Quoted Prices in Active Markets for identical Assets	Observables Inputs	Unobservable Inputs
		FMV	(Level 1)	(Level 2)	(Level 3)
Cash	Dec. 31, 2022	$1,837	$1,837	—	—
Cash	Dec. 31, 2021	$—	$—

SINO BIOENERGY CORP.

Notes to Financial Statements

NOTE 5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Sep 18, 2023, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 6. COVID 19 (Continued)

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Note 7. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at December 31, 2022 and 2021 ended consist of the following checking accounts:

	December 31, 2022	December 31, 2021
Cash	$1,837	—

Total	$1,837	—

NOTE 8. CONCENTRATIONS OF CREDIT AND MARKET RISK

The SINO BIOENERGY CORP. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The SINO BIOENERGY CORP. has not experienced any losses in such accounts. The SINO BIOENERGY CORP. believes they are not exposed to any significant credit risk related to these deposit accounts.

SINO BIOENERGY CORP.

Notes to Financial Statements

For the Twelve Months Ended Dec 31, 2022, and Ended Dec 31, 2021

Note 9. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

SINO BIOENERGY CORP. is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 10. NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms	Name of Noteholder.	Reason for Issuance (e.g. Loan, Services, etc.)
10/1/2022	26,000	26,000	N/A	10/2/2024	N/A	Frank I Igwealor	Operating Capital

NOTE 11. CONCENTRATIONS OF CREDIT AND MARKET RISK (Continued)

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022, and 2021 the SINO BIOENERGY CORP. had $0, of uninsured balances at these institutions.

Note 12. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.